Filed Pursuant to Rule 424(b)(3)
Registration No. 333-260168
BLACKSTONE REAL ESTATE INCOME TRUST, INC.
SUPPLEMENT NO. 5 DATED JANUARY 23, 2023
TO THE PROSPECTUS DATED FEBRUARY 25, 2022

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Blackstone Real Estate Income Trust, Inc., dated February 25, 2022 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the "Company," "BREIT," "we," "us," or "our" refer to Blackstone Real Estate Income Trust, Inc. and its subsidiaries unless the context specifically requires otherwise.

The purposes of this Supplement are as follows:
•to provide an update to BREIT’s portfolio;
•to disclose the transaction price for each class of our common stock as of February 1, 2023;
•to disclose the calculation of our December 31, 2022 NAV per share for all share classes;
•to provide an update on the status of our current public offering (the “Offering”); and
•to otherwise update the Prospectus.

Portfolio Update

For the month ended December 31, 2022, BREIT’s Class I NAV per share was $14.83 and Class I total return was 0.0% (not annualized) in December.1 In addition, 94% of distributions for the year ended December 31, 2022, were characterized as return of capital for federal income tax purposes.

On or around January 26, 2023, the Company expects to publish a 2022 year-end stockholder letter which will be available on its website at www.breit.com. This web link is provided for convenience only, and the contents of the piece or the website are not incorporated by reference in or otherwise a part of this prospectus.

Regents of the University of California Transaction

On January 1, 2023, the Regents of the University of California (“UC Investments”), subscribed for an aggregate 268,858,761.771 of the Company’s Class I shares for a total purchase price of $4 billion. The investment was made at the Company’s January 1, 2023 public offering price with fees and terms consistent with existing shareholders. In connection with this investment, a subsidiary of Blackstone Inc. (together with its affiliates, “Blackstone”) entered into a long-term strategic venture with UC Investments.

Blackstone contributed $1 billion of its current holdings in the Company as part of the strategic venture, which provides a waterfall structure with UC Investments receiving a 11.25% minimum annualized net return on its investment in the Company’s shares (supported by a pledge of Blackstone’s contribution) and upside from its investment. In exchange, Blackstone will be entitled to receive an incremental 5% cash promote payment from UC Investments on any returns received in excess of the specified minimum, in addition to the existing management and incentive fees borne by all holders of Class I shares of the Company. The pledge will also extend to any appreciation and dividends received by Blackstone in respect of the contributed $1 billion. After January 2028, the parties have the option to request repurchase of their investments ratably over two years (a minimum average 6-year hold). This transaction does not change the Company’s recently communicated repurchase guidance for the first quarter of 2023.

The Company has published additional information on the UC Investments transaction on its website at www.breit.com. This web link is provided for convenience only, and the content related to the UC Investments transaction or the website are not incorporated by reference in or otherwise a part of this prospectus.

Note: As of December 31, 2022. Represents BREIT’s view of the current market environment as of the date appearing in this material only.
1 BREIT’s Class D NAV per share was $14.51, Class S NAV per share was $14.82 and Class T NAV per share was $14.60. BREIT’s Class D total return was 0.0%, Class S total return was 0.0% and Class T total return was 0.0% for December 2022.

Class C Common Stock

We are conducting a private offering of a new class of common stock, Class C, par value $0.01 per share (the “Class C shares”) to a feeder vehicle primarily created to hold our Class C and Class I shares and in other limited circumstances, which in turn will offer interests in itself to certain non-U.S. persons. In connection therewith, on December 30, 2022, we filed Articles of Amendment (the “Articles of Amendment”) to our charter with the Maryland State Department of Assessments and Taxation (“SDAT”) to increase the number of shares of capital stock that we have authority to issue to 10,600,000,000 and the number of shares of common stock, par value $0.01 per share, that we have authority to issue to 10,500,000,000. Immediately following the filing of the Articles of Amendment, we filed with SDAT Articles Supplementary (the “Articles Supplementary” and, together with the Articles of Amendment, the “Charter Amendments”) to our charter, pursuant to which we classified and designated 500,000,000 authorized but unissued shares of common stock as Class C shares. Class C shares are substantially similar to Class I shares, except the Company expects that its board of directors will generally authorize and declare minimal distributions, if any, with respect to the Class C shares and instead its share of income will accrete into its NAV. In connection therewith, the Company made certain conforming changes to the advisory agreement, limited partnership agreement and share repurchase plan to incorporate the designation of Class C shares.

February 1, 2023 Transaction Price
The transaction price for each share class of our common stock for subscriptions accepted as of February 1, 2023 (and repurchases as of January 31, 2023) is as follows:

Transaction Price (per share)
Class S	$14.8234
Class I	$14.8279
Class T	$14.6008
Class D	$14.5117
The February 1 transaction price for each of our share classes is equal to such class’s NAV per share as of December 31, 2022. A detailed calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. The repurchase price for each share class equals the transaction price of such class.

December 31, 2022 NAV per Share
We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.breit.com and is made available on our toll-free, automated telephone line at (844) 702-1299. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for how our NAV is determined. The Adviser is ultimately responsible for determining our NAV. All our property investments are appraised annually by third party appraisal firms in accordance with our valuation guidelines. Transactions or events have occurred since December 31, 2022 that could have a material impact on our NAV per share, upon which our transaction price is based. We have included a breakdown of the components of total NAV and NAV per share for December 31, 2022 along with the immediately preceding month.

Our total NAV presented in the following tables includes the NAV of our Class S, Class I, Class T, and Class D common stockholders, as well as partnership interests of BREIT Operating Partnership held by parties other than the Company. The following table provides a breakdown of the major components of our total NAV as of December 31, 2022 ($ and shares in thousands):

Components of NAV	December 31, 2022
Investments in real estate	$117,487,394
Investments in real estate debt	9,743,492
Investments in unconsolidated entities	11,351,005
Cash and cash equivalents	1,281,292
Restricted cash	973,200
Other assets	5,739,318
Mortgage notes, term loans, and revolving credit facilities, net	(64,923,132)
Secured financings on investments in real estate debt	(4,966,685)
Subscriptions received in advance	(208,632)
Other liabilities	(2,712,950)
Accrued performance participation allocation	—
Management fee payable	(71,644)
Accrued stockholder servicing fees(1)	(19,230)
Non-controlling interests in joint ventures	(5,149,072)
Net asset value	$68,524,356
Number of outstanding shares/units	4,631,900
_____________
(1)Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under accounting principles generally accepted in the United States of America (“GAAP”), we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares. As of December 31, 2022, the Company has accrued under GAAP $1.6 billion of stockholder servicing fees payable to the Dealer Manager related to the Class S, Class T and Class D shares sold. The Dealer Manager does not retain any of these fees, all of which are retained by, or re-allowed (paid) to, participating broker-dealers.

The following table provides a breakdown of our total NAV and NAV per share/unit by class as of December 31, 2022 ($ and shares/units in thousands, except per share/unit data):

					Third-party
					Operating
	Class S	Class I	Class T	Class D	Partnership
NAV Per Share/Unit	Shares	Shares	Shares	Shares	Units(1)	Total
Net asset value	$23,679,070	$35,508,902	$1,060,010	$6,115,619	$2,160,755	$68,524,356
Number of outstanding shares/units	1,597,414	2,394,737	72,599	421,428	145,722	4,631,900
NAV Per Share/Unit as of December 31, 2022	$14.8234	$14.8279	$14.6008	$14.5117	$14.8279
_____________
(1)Includes the partnership interests of BREIT Operating Partnership held by BREIT Special Limited Partner, Class B unit holders, and other BREIT Operating Partnership interests held by parties other than the Company.

Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the December 31, 2022 valuations, based on property types.

Property Type	Discount Rate	Exit Capitalization Rate
Rental Housing	7.0%	5.4%
Industrial	6.8%	5.6%
Net Lease	6.8%	5.8%
Hospitality	9.5%	9.1%
Data Centers	7.3%	6.1%
Self Storage	7.1%	5.6%
Office	6.6%	5.2%
Retail	7.1%	5.9%

These assumptions are determined by the Adviser, and reviewed by our independent valuation advisor. In addition, the valuations for our two largest sectors (rental housing and industrial) assume high single digit net operating income growth in the near term given our below market rents and short duration leases. A change in these assumptions or factors would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

		Rental Housing	Industrial	Net Lease	Hospitality	Data Centers	Self Storage	Office	Retail
	Hypothetical	Investment	Investment	Investment	Investment	Investment	Investment	Investment	Investment
Input	Change	Values	Values	Values	Values	Values	Values	Values	Values
Discount Rate	0.25% decrease	+1.9%	+2.0%	+1.8%	+1.7%	+1.3%	+1.9%	+1.9%	+1.9%
(weighted average)	0.25% increase	(1.8)%	(1.9)%	(1.8)%	(1.6)%	(1.1)%	(1.8)%	(1.9)%	(1.8)%
Exit Capitalization Rate	0.25% decrease	+3.1%	+3.5%	+2.6%	+1.4%	+1.6%	+2.8%	+3.7%	+2.8%
(weighted average)	0.25% increase	(2.8)%	(3.2)%	(2.4)%	(1.3)%	(1.5)%	(2.5)%	(3.3)%	(2.5)%
Our total NAV presented in the following tables includes the NAV of our Class S, Class I, Class T, and Class D common stockholders, as well as partnership interests of BREIT Operating Partnership held by parties other than the Company. The following table provides a breakdown of the major components of our total NAV as of November 30, 2022 ($ and shares in thousands):

Components of NAV	November 30, 2022
Investments in real estate	$117,895,346
Investments in real estate debt	9,786,315
Investments in unconsolidated entities	11,218,745
Cash and cash equivalents	2,539,924
Restricted cash	1,104,074
Other assets	5,291,404
Mortgage notes, term loans, and revolving credit facilities, net	(65,224,139)
Secured financings on investments in real estate debt	(4,997,007)
Subscriptions received in advance	(298,950)
Other liabilities	(4,012,270)
Accrued performance participation allocation	(266,119)
Management fee payable	(71,409)
Accrued stockholder servicing fees(1)	(18,582)
Non-controlling interests in joint ventures	(4,986,224)
Net asset value	$67,961,108
Number of outstanding shares/units	4,578,446

__________
(1)Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under GAAP, we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares. As of November 30, 2022, the Company has accrued under GAAP $1.6 billion of stockholder servicing fees payable to the Dealer Manager related to the Class S, Class T and Class D shares sold. The Dealer Manager does not retain any of these fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers.
The following table provides a breakdown of our total NAV and NAV per share/unit by class as of November 30, 2022 ($ and shares/units in thousands, except per share/unit data):

					Third-party
					Operating
	Class S	Class I	Class T	Class D	Partnership
NAV Per Share/Unit	Shares	Shares	Shares	Shares	Units(1)	Total
Net asset value	$23,639,862	$34,898,392	$1,075,113	$6,063,228	$2,284,513	$67,961,108
Number of outstanding shares/units	1,589,428	2,345,683	73,370	416,412	153,553	4,578,446
NAV Per Share/Unit as of November 30, 2022	$14.8732	$14.8777	$14.6533	$14.5607	$14.8777
____________
(1)Includes the partnership interests of BREIT Operating Partnership held by BREIT Special Limited Partnership, Class B unit holders, and other BREIT Operating Partnership interests held by parties other than the Company.

Status of our Current Public Offering

We are currently offering on a continuous basis up to $60.0 billion in shares of common stock, consisting of up to $48.0 billion in shares in our primary offering and up to $12.0 billion in shares pursuant to our distribution reinvestment plan. As of the date of this Supplement, we had issued and sold in the Offering (i) 658,372,871 shares of our common stock (consisting of 234,491,464 Class S Shares, 307,123,184 Class I Shares, 12,953,033 Class T Shares, and 103,805,190 Class D Shares) in the primary offering for total proceeds of $9.8 billion and (ii) 61,606,512 shares of our common stock (consisting of 27,065,362 Class S Shares, 25,704,742 Class I Shares, 1,407,537 Class T Shares, and 7,428,871 Class D Shares) pursuant to our distribution reinvestment plan for a total value of $0.9 billion. As of December 31, 2022, our aggregate NAV was $68.5 billion. We intend to continue selling shares in the Offering on a monthly basis.

Updates to the Prospectus

The following disclosure supersedes and replaces “Risk Factors—Your interest in us will be diluted if we issue additional shares. Your interest in our assets will also be diluted if the Operating Partnership issues additional units” the section of the Prospectus:

Holders of our common stock will not have preemptive rights to any shares we issue in the future. Our charter authorizes us to issue up to 10,600,000,000 shares of capital stock, of which 10,500,000,000 shares are classified as common stock, of which 500,000,000 shares are classified as Class T shares, 3,000,000,000 shares are classified as Class S shares, 500,000,000 shares are classified as Class D shares, 6,000,000,000 are classified as Class I shares, 500,000,000 of which are classified as Class C shares and 100,000,000 shares are classified as preferred stock. We have also issued shares in private offerings and Operating Partnership units to holders other than the Company, and expect to make more such issuances in the future. In addition, our board of directors may amend our charter from time to time to increase or decrease the aggregate number of authorized shares of capital stock or the number of authorized shares of capital stock of any class or series without stockholder approval. After you purchase shares of our common stock in this offering, our board of directors may elect, without stockholder approval, to: (1) sell additional shares in this or future public offerings; (2) issue shares of our common stock or units in our Operating Partnership in private offerings; (3) issue shares of our common stock or units in our Operating Partnership upon the exercise of the options we may grant to our independent directors or future employees; (4) issue shares of our common stock or units in our Operating Partnership to the Adviser or the Special Limited Partner, or their successors or assigns, in payment of an outstanding obligation to pay fees for services rendered to us or the performance participation allocation; (5) issue shares of our common stock or units in our Operating Partnership to sellers of properties we acquire, or (6) issue equity incentive compensation to certain employees of affiliated service providers or to third parties as satisfaction of obligations under incentive compensation arrangements. To the extent we issue additional shares of common stock after your purchase in this offering, your percentage ownership interest in us will be diluted. Because we hold all of our assets through the Operating Partnership, to the extent we issue additional units of our Operating Partnership after you purchase in this offering, your percentage ownership interest in our assets will be diluted. Because certain classes of the units of our Operating Partnership may, in the discretion of our board of directors, be exchanged for shares of our common stock, any merger, exchange or conversion between our Operating Partnership and another entity ultimately could result in the issuance of a substantial number of shares of our common stock, thereby diluting the percentage ownership interest of other stockholders. Because of these and other reasons, our stockholders may experience substantial dilution in their percentage ownership of our shares or their interests in the underlying assets held by our Operating Partnership. Operating Partnership units may have different and preferential rights to the claims of common units of our Operating Partnership which correspond to the common stock held by our stockholders. Certain units in our Operating Partnership may have different and preferential rights to the terms of the common Operating Partnership units which correspond to the common stock held by our stockholders.

The following disclosure supersedes and replaces the second paragraph of the section of the Prospectus titled “Description of Capital Stock” and all other similar disclosure in the Prospectus:

Under our charter, we have authority to issue a total of 10,600,000,000 shares of capital stock. Of the total shares of stock authorized, 10,500,000,000 shares are classified as common stock with a par value of $0.01 per share, 500,000,000 of which are classified as Class T shares, 3,000,000,000 of which are classified as Class S shares, 500,000,000 of which are classified as Class D shares, 6,000,000,000 of which are classified as Class I shares, 500,000,000 of which are classified as Class C shares and 100,000,000 shares are classified as preferred stock with a par value $0.01 per share. In addition, our board of directors may amend our charter from time to time, without stockholder approval, to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that we have authority to issue.

The following is added to the “Description of Capital Stock” section of the Prospectus and all other similar disclosure in the Prospectus:

Class C Shares

The Class C shares are not being offered pursuant to this prospectus. Holders of the Class C shares are entitled to the same voting rights as holders of other classes of our common stock.

We are conducting a private offering of Class C shares to a feeder vehicle primarily created to hold our Class C and Class I shares and in other limited circumstances, which in turn will offer interests in itself to investors. We intend to conduct such offering pursuant to an exemption to registration under the Securities Act and not as a part of this offering.

Each Class C share will automatically and without any action on the part of the holder thereof convert into a number of Class I shares (including any fractional shares) with an equivalent NAV as such share on the earliest of (i) a listing of Class I shares and (ii) our merger or consolidation with or into another entity or the sale or other disposition of all or substantially all of our assets. In addition, immediately before any liquidation, dissolution or winding up, each Class C share will automatically convert into a number of Class I shares (including any fractional shares) with an equivalent NAV as such share.

The following disclosure supersedes and replaces the section of the Prospectus titled “Summary of Our Operating Partnership Agreement—Class T Units, Class S Units, Class D Units and Class I Units” and all other similar disclosure in the Prospectus:

OP Unit Classes

In general, the Class T units, Class S units, Class D units, Class I units and Class C units are intended to correspond on a one-for-one basis with our Class T shares, Class S shares, Class D shares, Class I shares and Class C shares. When we receive proceeds from the sale of shares of our common stock, we will contribute such proceeds to the Operating Partnership and receive Operating Partnership units that correspond to the classes of our shares sold.

In general, each Class T unit, Class S unit, Class D unit, Class I unit and Class C unit will share in distributions from the Operating Partnership when such distributions are declared by us, the general partner, which decision will be made in our sole discretion. Upon the Operating Partnership’s liquidation, Class T units, Class S units, Class D units and Class C units will automatically convert to Class I units, in each case in proportion to the NAV per unit of each class, and the resulting Class I units will share on a unit-by-unit basis in the assets of the Operating Partnership that are available for distribution, after payment of all liabilities, establishment of reserves and after payment of any preferred return owed to holders of any limited partnership preferred units and payment of the portion distributable to the holder of the special limited partner interest. In addition, a portion of the items of income, gain, loss and deduction of the Operating Partnership for U.S. federal income tax purposes will be allocated to each Operating Partnership unit, regardless of whether any distributions are made by the Operating Partnership.

For each Class T unit, Class S unit, Class D unit, Class I unit and Class C unit, investors generally will be required to contribute money or property, with a net equity value determined by the general partner. Holders of Operating Partnership units will not be obligated to make additional capital contributions to the Operating Partnership. Further, these holders will not have the right to make additional capital contributions to the Operating Partnership or to purchase additional Operating Partnership units without our consent as general partner.

The Adviser may elect to receive its management fee in cash, Class I shares or Class I units, and distributions on the Special Limited Partner’s performance participation allocation may be payable in cash, Class I units or Class B units at the election of the Special Limited Partner. See “Compensation—Management Fee” and “—Special Limited Partner Interest” below.

For holders other than us, the Adviser or the Special Limited Partner, after owning an Operating Partnership unit for one year, Operating Partnership unitholders generally may, subject to certain restrictions, exchange Operating Partnership units for a corresponding number of shares of our common stock. The Adviser and the Special Limited Partner may exchange Class I units for a corresponding number of Class I shares at any time. The Adviser and the Special Limited Partner will have the option of exchanging Class I shares for an equivalent aggregate NAV amount of Class T, Class S or Class D shares and will have registration rights with respect to shares of our common stock. See “Description of Capital Stock—Registration Rights.”

For the purpose of reflecting the designation of the new Class C shares as described above, the following disclosure supersedes and replaces the second sentence of the first paragraph of the section of the Prospectus titled “Share Repurchases—Repurchase Limitations” and all other similar disclosure in the Prospectus:

In addition, the aggregate NAV of total repurchases of Class T, Class S, Class D, Class I and Class C shares (including repurchases at certain non-U.S. investor access funds primarily created to hold shares of our common stock but excluding any Early Repurchase Deduction applicable to the repurchased shares) will be limited to no more than 2% of our aggregate NAV per month (measured using the aggregate NAV attributable to stockholders as of the end of the immediately preceding month) and no more than 5% of our aggregate NAV per calendar quarter (measured using the average aggregate NAV attributable to stockholders as of the end of the immediately preceding three months).